SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH January, 2010

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S.A.

CNPJ No. 01,832,635/0001-18

NIRE No. 35,300,150,007

A Public Company

NOTICE TO THE MARKET

Reply to Letter GAE/CREM No. 2714/09

São Paulo, December 23, 2009 - TAM S.A. (BM&FBOVESPA: TAMM4) (NYSE: TAM) (“TAM” or the “Company”) hereby provides the following information in reply to Letter GAE/CREM/No. 2714/09 related to a Material Event dated December 21, 2009 regarding the possibility of the calling of a shareholders’ meeting of the Company to approve/ratify the acquisition of all shares of the capital stock of Pantanal Linhas Aéreas S.A. and the possibility of such transaction conferring on the shareholders a right to withdraw from the Company, as mentioned in Section 137 referred to below.

The Company hereby advises that it will call a shareholders’ meeting to consider ratification of the resolution adopted by the Board of Directors in a meeting held on December 18, 2009 with respect to acquisition of all shares of the capital stock of Pantanal Linhas Aéreas S.A., pursuant to Paragraph 1 of Section 256 of Law No. 6.404/76 (the “Corporation Law”).

The shareholders that dissent from any action taken in connection with such acquisition will have a right to withdraw from the Company under Section 137 of the Corporation Law and in accordance with the following terms:

(i) such right to withdraw may be exercised by those dissenting shareholders that submit proof of ownership of shares in the Company on December 21, 2009, excluding any transactions made on such date;

(ii) payment for the shares of the dissenting shareholders will be determined based on the net asset value of the Company according to its balance sheet prepared on December 31, 2008;

(iii) the period of time within which to exercise the right to withdraw will be thirty (30) days after publication of the minutes of the shareholders’ meeting of the Company that takes action to approve the transaction;

(iv) payment for the shares will be made up to three business days after expiration of the period for exercise of the right to withdraw;

(v) the Company does not have a standard application form to be used when asserting the right to withdraw; and

(vi) no specific documentation will be required of the custodians other than a written request from the dissenting shareholders to the Company to receive payment for their shares, within the assigned time limit.

Please do not hesitate to request any additional clarification.

Sincerely,

Líbano Miranda Barroso
CEO and Investor Relations Officer

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 04, 2010

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.